

24 April 2006

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Josefina Tallqvist

Encs.

CFD-#3634161-v1



RNS | The company news service from the London Stock Exchange

Last Refreshed
10:26 Fri, Apr 21 20
UK Ti

Help | London Stock Exchange Home



Review Announcement

1 ● details — 2 ● text — 3 ● review — 4 submit

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provide: you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

The Company has today received notification from Barclays PLC that they have a notifiable interest in 11,266,800 (previously 14,320,055) Trinity Mirror plc Ordinary Shares, representing 3.845% of the issued share capital (previously 4.88%).

previous    cancel ⊗   confirm

 

Review Announcement

①——②——③——④
details   text   review subm

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on **confirm**. If you need to make any changes to the announcement details you have assigned, click on **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provid you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

A/S: 768901

The Company has today received notification from Deutsche Bank AG that they, together with their subsidiary companies, have a notifiable interest in 8,838,451 Trinity Mirror plc Ordinary Shares, representing 3.016% of the issued share capital.

previous    cancel    confirm